## Part I, Item 8—Identifying Information

**Request:** *Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.*

**Response:**

## Schedule A –Direct Owners

| Full Legal Name | CRD / Tax ID | Entity Type | Roles | Date Role Acquired | Ownership % | Control Person | Public Reporting Company |
|---|---|---|---|---|---|---|---|
| J.P. Morgan Broker-Dealer Holdings Inc. | 13-4110995 | Domestic Entity | Stockholder | 09/2010 | 75% or more | Y | N |
| Bell, Jeremy | 4268755 | Individual | Chief Compliance Officer-Registered Investment Adviser | 11/2019 | Less than 5% | N | N |
| Bisesi, Brian J | 3090554 | Individual | Elected Manager and Member | 02/2022 | Less than 5% | Y | N |
| Collins, James Michael | 2725065 | Individual | Chief Financial Officer | 06/2008 | Less than 5% | N | N |
| Dempsey, Patrick Paul | 2830362 | Individual | Treasurer | 08/2013 | Less than 5% | N | N |
| Dugger, Christina B | 5599227 | Individual | Chief Compliance Officer-Broker Dealer | 11/2019 | Less than 5% | N | N |
| Freilich, William Howard | 2203801 | Individual | Chief Legal Officer | 05/2013 | Less than 5% | N | N |
| Jury, Claudia | 6403910 | Individual | Elected Manager and Member | 02/2020 | Less than 5% | Y | N |
| Klion, Roger | 5082261 | Individual | Chief Operating Officer | 10/2020 | Less than 5% | N | N |

**Form ATS-N**
**JPMS**
**CRD # 79**

| Full Legal Name | CRD / Tax ID | Entity Type | Roles | Date Role Acquired | Ownership % | Control Person | Public Reporting Company |
|---|---|---|---|---|---|---|---|
| Rivas, Fernando | 4803269 | Individual | Elected Manager and Member | 07/2022 | Less than 5% | Y | N |
| Sieg, William Phillip | 1066159 | Individual | Elected Manager and Member | 08/2021 | Less than 5% | Y | N |
| Simmons, John E | 2727754 | Individual | Elected Manager and Member | 02/2021 | Less than 5% | Y | N |
| Sippel, Jason Edwin | 1718602 | Individual | CEO, Chairman, Elected Manager and Member | 01/2013 | Less than 5% | Y | N |
| Tepper, Eric David | 2242377 | Individual | Elected Manager and Member | 08/2017 | Less than 5% | Y | N |
| Winkelman, Amanda Denise | 2352562 | Individual | Elected Manager and Member | 10/2019 | Less than 5% | N | N |